Filed pursuant to Rule 433
Registration No. 333-162822
March 17, 2010
Vale prices €750 million notes due 2018
Rio de Janeiro, March 17, 2010 — Vale S.A. (Vale) hereby announces the pricing of a
€750 million offering of 8-year notes.
The €750 million notes due 2018 will bear a coupon of 4.375% per year, payable annually, at a price of 99.564% of the principal amount. These notes will mature in March 2018 and were priced with a spread of 140 basis points over € mid-swap, or a spread of 160.3 basis points over German Bund, resulting in a yield to maturity of 4.441%.
The notes are rated BBB+ by Standard & Poor’s Rating Services, Baa2 by Moody’s Investor Services, BBB(high) by Dominion Bond Rating Service and BBB by Fitch Ratings. The notes will be unsecured obligations of Vale and will rank equally with Vale’s unsecured senior indebtedness. Vale has applied to list the notes on the official list of the Luxembourg Stock Exchange.
Vale will use the net proceeds of this offering for general corporate purposes.
BNP PARIBAS, Crédit Agricole Corporate and Investment Bank, HSBC Bank plc and Banco Santander, S.A. acted as book-running underwriters.
Vale is offering the notes pursuant to a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents Vale has filed with the SEC for more complete information about the company and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BNP PARIBAS, Crédit Agricole, HSBC and Santander will arrange to send you the prospectus upon request by calling toll-free 1-866-807-6030 (in the United States), or by calling +44 20 7756 6802 or +34 91 257 2029 (outside the United States).
This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.